EXHIBIT 21


                        DELTA ACQUISITION OF ASA HOLDINGS
                RECEIVES CLEARANCE FROM FEDERAL TRADE COMMISSION


         ATLANTA, GA - MARCH 3, 1999 - Delta Air Lines, Inc. and ASA Holdings, Inc. announced today that they have received clearance from the United States Federal Trade Commission (FTC) for Delta's proposed acquisition of ASA Holdings. On February 25, 1999, the FTC granted early termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 in respect of the tender offer launched on February 22, 1999 by Delta's wholly owned subsidiary, Delta Sub, Inc., for all outstanding shares of common stock of ASA Holdings.

         As previously announced, the tender offer is being made pursuant to the terms of a Merger Agreement among Delta, Delta Sub and ASA Holdings, parent company of Delta Connection partner carrier Atlantic Southeast Airlines (ASA). The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March 19, 1999, unless the offer is extended. Delta intends to operate ASA as a wholly owned subsidiary.

          Delta, named Airline of the Year by Air Transport World magazine, is the world's most flown carrier. More than 105 million passengers traveled on Delta in 1998. Delta, Delta Express, the Delta Shuttle, the Delta Connection carriers and Delta's Worldwide Partners operate 5,211 flights each day to 353 cities in 56 countries.

         ASA Holdings, Inc. operates ASA, Inc., Atlanta's largest regional air carrier with service to 37 markets, and offers service to 21 airports from its second hub at Dallas/Fort Worth, Texas. ASA, which was founded in 1979, has operated as a Delta Connection carrier since 1984. It has a fleet of 88 aircraft with 2,673 employees based in 40 cities.